Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

XRPRO SCIENCES, INC.

XRPRO SCIENCES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware DOES HEREBY CERTIFY:

FIRST: That the Second Amended and Restated Certificate of Incorporation is hereby amended by replacing ARTICLE FIRST in its entirety with:

“FIRST: The name of the corporation is Icagen, Inc.”

SECOND: That the foregoing amendment was duly adopted in accordance with the provisions of Section 228 and 242 of the General Corporation Law of the State of Delaware.

THIRD: The effective date of the amendment shall be August 28, 2015.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation to be signed by Mark Korb, its Chief Financial Officer, this 28th day of August, 2015.

/s/ Mark Korb
Mark Korb Chief Financial Officer